Filed by GS Acquisition Holdings Corp II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GS Acquisition Holdings Corp II

SEC File No.: 001-39352

Tom Logan, CEO of Mirion and Tom Knott, CEO of GSAH, Interviewed by SPAC Alpha on 10/11/2021

Distributed by SPAC Alpha 10/12/2021

Dan Dombroski, SPAC Alpha

Welcome to the SPAC Alpha web series. My name is Dan Dombroski. Today I’m joined by Goldman Sachs Acquisition Holdings Corps CEO Tom Knott, as well as founding CEO of Mirion Technologies, Tom Logan. Thank you guys both for joining me today. I know it’s got to be a busy week for you to be here. So Tom Knott, I just want to start with you, top level elevator pitch, what is the investment thesis for this transaction?

Tom Knott, CEO of GSAH

Yeah thanks Dan. So, look, I think we - just as a bit of background - we’ve been in this business for quite a while and we look for fundamentally sound assets that have long operating history, and what we believe to be a clear path for compounding over the one, three and five year timeframe. And so what we’re excited about with Mirion is that it’s a market leader in effectively all the businesses that it operates. And it’s got a long track record that has been led by Tom Logan, the founding CEO, since inception. And so, I’ll let Tom get into the business details, but what you have here in our view is a business that’s going to grow organically at around 5%. And that will translate into about nine to 10 points of EBITDA growth on an organic basis, and importantly that is generally a pretty acyclical exposure so we feel very good about the company’s ability to do that. Importantly, though, the company also has a really long track record that’s been very clearly demonstrated about its ability to acquire and integrate bolt-on acquisitions. And so for the forward, what we what we’ve been telling people is that Mirion, in addition to the attractive organic growth, we anticipate will add between five and 10 points of top line growth each year, the inorganic activities, so bolt on M&A. And so to us what you’re getting here is a market-leading business with acyclical exposures, given the mission critical products that offers into the medical, nuclear power, and defense and civil defense applications, globally, that can also grow at above trend rate, above market rates given the inorganic activities in front of the business. And so that’s why we’re excited about it.

We think, on top of that, you’ve got a really best in class management team. I think we’ll talk about the historic performance that Tom Logan has driven, it’s really phenomenal. Add into that, we believe bringing Larry Kingsley to the business will be a great addition as a partner for Tom to take this business to the next level. And so taken together, we’ve got a great business with great market positions that can grow very nicely through the cycle given its exposures, and you’ve got a great team at the helm. So that’s why we’re excited about it and that’s why we really think it’s a differentiated story.

Dan Dombroski, SPAC Alpha

Yeah, so I definitely want to get into those financials in a little while. But just to take a step back from that, Tom Logan, can you tell me how did Mirion get started to begin with?

Tom Logan, CEO of Mirion Technologies

Yeah, Dan, the journey for me began back in late 2003 when at the time I was working with a financial sponsor on what we really saw candidly as a short term opportunity to acquire three companies, three individual assets that were kind of loosely correlated with one another, to really kind of lever off the sentiment of the very pro-nuclear power sentiment that was prevailing at the time. This was shortly after Westinghouse had been sold to Toshiba for an extraordinarily high valuation multiple, and there was just a very bullish view about the industry overall and so candidly we saw it initially as an opportunity for a relatively short round trip.

Tom Logan, CEO of Mirion and Tom Knott, CEO of GSAH, Interviewed by SPAC Alpha on 10/11/2021

Distributed by SPAC Alpha 10/12/2021

But as we began getting into it, as we really began moving into a deep integration phase of these companies, it became increasingly clear to me and others that there was a very strong long-term opportunity here to leverage the domain knowledge that the company possessed in and around ionizing radiation, and to use that not only to drive market share gains within the existing served market but more broadly to push into other adjacencies. And essentially, that’s what we’ve done. So I’ve been in the role now for about 18 years and over that time we’ve grown the top line at a rate of about 12 points, we’ve grown the top line at an organic CAGR of four points, which handily outpaces, you know, the broader industrial technology community, and certainly our peer group. But during that time we’ve also driven a greater than thousand basis point expansion and EBITDA margins, we’ve been very very resilient to the downside through cycles. But we’ve also fundamentally changed the character of the business, which in the early days, definitely was over-weighted toward commercial and nuclear power, to the point where we are today where healthcare and life sciences represents about 44% of our business, nuclear power about 39%, other industrial about 17%. The key takeaway from all of this is that we’re now in a position where we’re competing in an addressable market that’s about 17 billion, of which are currently served market is about 4 billion. That gives us plenty of headroom to continue to do what we’ve always done, which is to outgrow our markets, and to drive a systematic resilient margin expansion in our business.

Dan Dombroski, SPAC Alpha

So, Tom Knott, coming off the Vertiv transaction that closed early last year. What did you bring forward into this process. I heard on the call earlier this year, what Mirion makes made sense, but what did you carry forward?

Tom Knott, CEO of GSAH

Yeah, it’s a great question. Dan, I think, you know, our philosophy as a business has been that the way that we can really differentiate and hopefully move the SPAC market forward is to do a couple of things. One is to find great businesses and good markets, which Vertiv certainly was and Mirion certainly is. Beyond that we wanted to really focus our efforts on aligning interests with investors. And so as a part of this transaction at the IPO of SPAC number two, we committed to investors that we would fully defer the promote, you’ll see that in this transaction. We don’t earn the promote unless the stock trades to $12 then $14 and $16, it’s earned in equal increments at those levels. That’s because I believe that we shouldn’t be paying unless investors earn attractive returns. But additionally we think it is the right way for the market to move. And so we have a strong view that that’s the right institutional perspective to take and that’s where the market needs to go, that was something we were glad to do with Mirion.

Tom Logan, CEO of Mirion and Tom Knott, CEO of GSAH, Interviewed by SPAC Alpha on 10/11/2021

Distributed by SPAC Alpha 10/12/2021

Secondarily, you know, you’ll see that Goldman is the largest investor in the deal, and we’ve got $200 million committed to the PIPE. We’ve got another $125 million as an additional backstop. And so that that’s important to us too because it goes with the theme of incentive alignment, you know we are really investing alongside all the outside investors. The last thing I’ll say is, you know with the Vertiv transaction, we saw the power of matching up an executive who had been in the public markets before, with Dave Cote with a great team at Vertiv. And we saw that can really work quite well and in this one we change the order of operations a little bit, because we wanted to find the company first, assess its needs and then match it up with the best executive to fit those specific needs.

I’d say we’ve done that in our view, tremendously with Larry Kingsley here. You know, what you’ll find with Tom Logan is a true domain expert in and around ionizing radiation detection and measurement, maybe. Our view is he is incredibly adept in the markets, he’s proven that over time. But for him to have somebody who’s sort of been there and done that with similar industrial technology businesses and IDEX and Pall and then more recently in the private equity sphere, really to help them as the company transitions to the public markets, you know, that is something that we saw work quite well with Vertiv, is something that we’re excited to see work here at Mirion. And so taken together, those are the learnings we had from the first deal, we believe we’ve improved upon them with the second one and we’re thrilled with the structure of the transaction, the incentive structure it will bring to the market, and then Tom and Larry’s partnership has really developed over the last few months.

Dan Dombroski, SPAC Alpha

So as you said a few times, you’re bringing Larry on, are there any other changes that are happening to the Board or management?

Tom Knott, CEO of SPAC Alpha

Yeah let Tom talk about the board, we’re really excited about the board. I mean look at our philosophy has been we want to build a team around Tom and the company to really help optimize them as they turned public, but Tom, maybe you talk a little bit about the board.

Tom Logan, CEO of Mirion

Yeah, Dan I would tell you we’re thrilled about the board that we announced a few weeks ago, so the board will be comprised of nine. There will be four insiders, so technically, both Larry and I are our insiders, we also have another representative from Goldman, Jo Natauri, who runs much of their global healthcare investing activity and we have Chris Warren from our selling sponsor Charterhouse Capital. The five external directors that were all carefully recruited and really handpicked by Larry and we had a long list of folks to talk to, and we’ve ended up with a great slate, people who can help us not only inside the boardroom but outside of the boardroom as we think about the strategic evolution of the business. So to that end, we have Rob Cascella who’s the retiring CEO of the Philips Healthcare Diagnostic business. We have Ken Bockhorst, the CEO of Badger Meter. We have Jody Markopoulos, a seasoned former GE executive who’s COO of an early stage company. We have Steve Etzel, who’s a former CFO of Rockwell Automation. And finally we have John Kuo, who’s the recently retired general counsel of Varian. So collectively, we’ve already engaged this Board extensively. Again we see this as a group of people that can help collaborate with us to fundamentally build a great company.

Tom Logan, CEO of Mirion and Tom Knott, CEO of GSAH, Interviewed by SPAC Alpha on 10/11/2021

Distributed by SPAC Alpha 10/12/2021

Dan Dombroski, SPAC Alpha

Alright, so already existing players in the space.

Tom Logan, CEO of Mirion

Precisely.

Dan Dombroski, SPAC Alpha

So I want to take a look at the business offering, if you could continue with this, and can we take a step back and look at what do the product segments look like today?

Tom Logan, CEO of Mirion Technologies

Sure. So if you’re looking at the composition of our revenue, what you would find is that again about 44% of our business is healthcare or life sciences and you could subdivide that today and do 33% healthcare, 11% life sciences. 39% of our business today is in commercial nuclear power, and about 17% the remainder is diversified industrial, of which the, the biggest single piece of it is military and civil defense. Overall, in each of those, those vertical markets, and in segments, we have a number of key product categories. What I would tell you is that the general unifying theme that cuts across these positions is that our products tend to be compulsory in nature, meaning our customers have to buy them. We are selling into highly regulated environments where the cost of failure potentially can be quite high, switching costs, generally, can be high, but paradoxically oftentimes the wallet share of our customer dedicated to these products tends to be low. So, given our category leadership, again global leader in 14 of our 17 product categories, more often than not, this gives us a seat at the table. The other critically important thing to understand, Dan, is the relevance of our domain knowledge. Again this unifying principle that that ionizing radiation, the knowledge of detecting measuring analyzing ionizing radiation, is fungible across vertical boundaries, is tremendously important. Today we are the global leader in a tiny segment, but an important one, which is the big science arena. And we are oftentimes the go to firm for support and particle physics research interplanetary exploration, space in general. And to that end, I know that our instruments were used for the discovery of the last nine elements on the periodic table, our instruments have been deployed on many of the most significant interplanetary space probes. In fact, our instruments literally confirmed the presence of water on Mars. We’re on the International Space Station, we’re on a variety of other commercial and government funded space exploration activities, we’re also deeply involved in the particle research community overall. The importance of that is that through that activity, we gain knowledge about detection technologies, about material science that we’ve applied time and time again in the commercial realm, because one of the things that we’re quite good at as a company is taking things out of the science lab and figuring out how to produce them at industrial scale and different form factors at commercially reasonable price points. So again, the key value of this core domain knowledge is that it gives us a roadmap again in a very large addressable market where our strengths are unique in the sense that there’s nobody close to the level of scale that we have. And it creates, in many respects, a sustainable array of advantages that you know we’ve demonstrated historically and we hope to do more so prospectively.

Tom Logan, CEO of Mirion and Tom Knott, CEO of GSAH, Interviewed by SPAC Alpha on 10/11/2021

Distributed by SPAC Alpha 10/12/2021

Dan Dombroski, SPAC Alpha

So, as these products and offerings have evolved over time, how have the customer segments involved with that?

Tom Logan, CEO of SPAC Alpha

The biggest change is that is that we, in the early days, again recognizing I’ve been in the role here for about 18 years—in the early days, the commercial nuclear power segment was far and away our dominant sector, was about 70% of our total business. Today as I noted it’s down to 39%. To be clear, the commercial nuclear power sector is a great market overall. It’s a market where the dynamic to us, the visibility the backlog, all of, really, the key indicia of long term support and growth are very favorable right now. That is and always will be an important market to us, historically, but as we continued our journey we recognized over time that our addressable market was a bit constraining. And we knew we needed to open the aperture and one of the things that we pride ourselves on is our market knowledge. We deeply study not only the markets that we compete in but also those adjacencies that are of interest to us. And it became increasingly clear that while we had always had a good position in healthcare, that that was where the strongest opportunity set lied in terms of our future evolution. And so we began acquiring a little bit more assertively into the space, really building out three cardinal positions in healthcare overall including radiotherapy, radio pharma, and occupational dosimetry.

And this more than anything else has changed the character of the business in the sense that it has given us again the desired scale of our addressable market, but it’s also further diversified our business, taken us into a market with a faster native growth rate overall, but also given us the opportunity to compete for inorganic growth in a more fragmented market. So all of those conditions, highly favorable, add to the mix, make us a better company.

Dan Dombroski, SPAC Alpha

So, when you’re when you’re looking at the competitive landscape, and you’re divided between some of the larger and more segmented regional players, can you speak towards any product segment of how you perceive that you fit in?

Tom Logan, CEO of Mirion Technologies

Yeah. So again, generally speaking, we’re a category leader in the vast majority of our product race. But to be clear we have great competitors, you know, very large widely recognized companies, our largest competitors would include ThermoFisher, AMA Tech and Fortive. The distinction, though, is that we are the largest player in our chosen field, typically by a multiple of three times or larger. And that has important implications. What that means is that in general we are spending more money on research and engineering than our competitors, again on a like for like basis in this targeted market. And as a consequence, we tend to be an innovation leader, we tend to be a prolific introducer of new products and that’s just a central component to our overall DNA. But the other important factor is that it gives us a profound network effect where, you know, as with other industries and most commonly people think of this network effect in technology, in high technology, but it’s absolutely relevant in industrial technology where over time we have, we’ve earned more points of presence of relevance across the globe than our competitors. And we’ve also created the greatest breadth of product catalog.

Tom Logan, CEO of Mirion and Tom Knott, CEO of GSAH, Interviewed by SPAC Alpha on 10/11/2021

Distributed by SPAC Alpha 10/12/2021

And so stated simply it allows us to sell more stuff to more people. And invariably that gives us the ability to pick up share often against, you know, smaller players often in situations where our global leadership position, may be uneven or not perfectly consistent across all global markets. But the bottom line is that it creates kind of a flywheel effect, whereas we gain scale, as we gain sophistication in our business system, the capabilities of our management, the cadence of our innovation, then it allows us, you know, we hope to continue to sustain a growth premium over our market growth premium, as we’ve done for, for, you know, nearly two decades.

Dan Dombroski, SPAC Alpha

So then taking a step back from your competitors, how do you perceive the biggest risk to your business.

Tom Logan, CEO of Mirion

I think the biggest risk right now is our secular nature. One of the things that we pride ourselves upon is the resilience of our business, and if you were to look at the economic history of the business, again I noted the organic and inorganic growth CAGRs of four and 12 points respectively, the margin expansion of over 1000 points. The other thing that’s striking is that if you look at our economic history, you know it’s characterized by incredible exogenous Black Swan events, you know bookended on one end by the great recession, on the other hand by the Covid pandemic. In between you had a recession, you had a global restructuring of power markets which impacted our largest single vertical, and throughout all of that we kept growing. Our resilience to the downside has been striking and demonstrated the inherit a-cyclicality of our business, driven by many factors, including not only our category leadership, but the fact that nearly three quarters of our revenue is recurring in nature overall. And so, in general, you know the story of Mirion is a resilient compounder, and this is what we’ve demonstrated.

But as I look ahead you know the biggest topic of the day which we talked about in probably the majority of our investor calls, is the global supply chain, and specifically the impact that global supply chain instability is having on raw material and material inputs, in general; on labor inputs and on logistics, and I would tell you that for the 18 months that we’ve been dealing with Covid and the concurrent global instability in the supply chain, we’ve managed that well. We’ve managed it without shutting down any of our factories, without seeing any appreciable turnover. And in our employment base we’ve managed well, the cost pressures coming into it.

But to be clear, you know, as we sit here today and look ahead, we’re not out of the woods yet. We probably have another year or more of supply chain instability. And so our view is that for structural reasons, we will handle this far better than most. The biggest impact on us candidly is on the logistical front, and today it again that’s not been a material issue, it’s been more of an issue as to, you know, how we plan for inbound and outbound shipments overall, but it would be that type of, you know secular event that is affecting the global economy that I candidly worry about more than anything else. Yeah, the nature of our business is such that we’ve been exposed to events like Fukushima, which if you were to pro forma our current construct back to the beginning, what you’d see is that we actually saw an appreciable increase in our revenue and profitability in the three to four years, you know, most immediately in the wake of that that incident. And so, typically, a typical CEO answer would be event related risk—we see that less in our business. Again, the biggest areas of exposure for us are secular in nature, and I think given the way we’re structured, we are likely to be more resilient than most in moving through them.

Tom Logan, CEO of Mirion and Tom Knott, CEO of GSAH, Interviewed by SPAC Alpha on 10/11/2021

Distributed by SPAC Alpha 10/12/2021

Dan Dombroski, SPAC Alpha

So I want to circle back, you both touched on your growth rate and expanding margins. This is a question to either of you, what do you see as the biggest risk for hitting either of your projections?

Tom Logan, CEO of Mirion

You know, it always comes down to execution. Yeah the environment that we have right now, demand is strong, our vertical market conditions are very good, and candidly better than they have been at any point in my tenure, more due to absence of headwinds than, than any specific tailwinds. So it comes down to execution. You know as we continue to grow organically, we see at its very core, a strong margin improvement story through operating leverage, where you know all else being equal, three to three and a half to four points of organic growth will drive a point of EBITDA margin expansion. We expect that equation to continue and candidly we expect it to improve as the mix of our business shifts to a higher margin construct with the increasing exposure to healthcare overall. Beyond that we see many opportunities to improve our pricing, to improve our gross margins through enhanced supply chain management, improve our EBITDA margins, through all of the above. Plus, optimization of our SG&A strategies, overall, as a business. And so, my view and I think the view shared by Goldman, our board, our partners, Larry Kingsley, is that, you know, we have a huge array of opportunities. What it will come down to is execution. Now historically we’ve demonstrated that that’s something that we’re good at both organically, and inorganically. But clearly we need to continue to do that looking ahead.

Dan Dombroski, SPAC Alpha

Okay, so you’ve spoken about the infancy of sorts for the software and deployed sensor digitalization. Can you talk about what that looks like going forward and what the implications of it.

Tom Logan, CEO of Mirion

Yeah, so today if you if you look at our industry writ large, it’s still, to your point, Dan in the early days of the digital conversion, the digital revolution, if you will. We as a company literally have millions of deployed analog sensors that are not connected to the internet, and we recognize as do our customers that we can provide more value to them by internet enabling these sensors, these instruments, these products in a way that allows us to generate improved data, improved analytics coming out of them to a minimum, minimize downtime, and the cost of expensive outages. But beyond that, as we see shifting workforce demographics to provide higher value added analytics, and to you know create greater overall customer intimacy across verticals, the first step in doing that as the internet enablement. And this year, we’ve recently announced the release of the new product capability we call Lab Pulse, which does precisely that. We’re beginning by creating internet enablement of our most advanced scientific instruments that are used in the life sciences space, but obviously we see a strong roadmap to cascade this technology throughout the balance of our product line.

Tom Logan, CEO of Mirion and Tom Knott, CEO of GSAH, Interviewed by SPAC Alpha on 10/11/2021

Distributed by SPAC Alpha 10/12/2021

Similarly, we’re doing more to augment the value added services so only a few weeks ago, we announced the release of a new value added service that we call Orion, where it gives us the ability to take our instruments, and to add telemetry and positional information streams, even in highly attenuated environments. So this creates utility in the sense that it provides better information.

As an example, in a nuclear power station where you can paint real time heat maps, based upon personnel movements, and you can do things that simply couldn’t have been done before because of the heavy signal attenuation within nuclear power environment.

The key to the future though of course is software. You know software is the linchpin. And to that end in our healthcare space, our healthcare segment right now, we’re investing heavily in creating a cloud based variant of our industry leading workflow software platform for our radiotherapy business which is called SunCheck, which we think will dramatically ease the on ramp for our customers, understanding that today oftentimes the overall constraint for adoption of software solutions is not whether the customer wants it, or whether we have the ability to provide it, it’s oftentimes the prosaic issues like IT bandwidth on the customer side, IT security concerns, many of which or most of which can be solved with cloud based offerings overall. So these are just kind of early examples of how we are we are working again to foster a greater digitized opportunities, better solutions for customers overall.

Dan Dombroski, SPAC Alpha

So okay so perhaps a shift here, how are the proceeds going to be used for the transaction?

Tom Knott, CEO of GSAH

Yeah, so the proceeds are going to be twofold. Number one it’s going to be de-levering the business, and number two it’s going to be return of capital to Charterhouse, who’s the current private equity owner. And that’s how its structured, and I think you know the important thing here is, you know, the management team is rolling 100% of their equity, which we think is a tremendous indicator of support. I reiterated Goldman’s additional commitment as well, so we are really aligned and excited about the transaction and think that the structure going to put the company on really good footing.

Dan Dombroski, SPAC Alpha

I mean that’s certainly sending a clear message I think to the market here. Tom Logan, in terms of the taking the SPAC route. What have the implications to your business been, how have the conversations changed whether it be between your customers or partners. What are those interactions been like?

Tom Logan, CEO of Mirion

They’ve been all extraordinarily favorable Dan. At its core our customers, our suppliers our employees understand that we’re taking the company public and that by doing so we’re taking an important step into the future evolution, the future journey of building a great business that that is broadly recognized and takes its place amongst the great industrial tech or even med tech firms, overall. So that’s the most important point overall. I think people understand on the customer side that taking this step gives us capital strength that will enhance our ability to continue to foster innovation and creativity that will

Tom Logan, CEO of Mirion and Tom Knott, CEO of GSAH, Interviewed by SPAC Alpha on 10/11/2021

Distributed by SPAC Alpha 10/12/2021

support them. And to do it in a way that’s transparent and open, in a way that is compliant with good governance practices, which is increasingly important to them. Obviously being a public company, the scrutiny and the visibility the transparency around all of these things becomes more important. For employees, they’re very excited to be part of a journey where, you know, we took the company from humble origins to the point where it is today and recognize that this is a waystation on our journey and that again becoming public is an important aspect and important chapter in the event of any great business that ultimately will help create more opportunities for them and hopefully more opportunities to share and the value creation of the business overall. Finally from a supply chain standpoint, again it just creates a more prominent position of greater stature, if you will, in the supply chain that helps us in the margin, at procuring what we need and moving it around as efficiently as we possibly can.

Dan Dombroski, SPAC Alpha

So I want to circle back to one thing here, in terms of inorganic growth, what are you looking for for your M&A targets going forward?

Tom Logan, CEO of Mirion

The M&A story for us is a very strong one, is a very disciplined process, and it really is a function of our broader capital allocation efforts where, you know the starting predicate, Dan is that every year we do a deep dive on our markets—not only the markets that we play in today, but adjacencies that are of interest to us, and we use that work product to really inform our capital allocation decisions, both organically and inorganically. Organically, this helps us think about capital budgets, the allocation of R&D dollars to different opportunities, even the operating construct of the business overall. And then from an inorganic standpoint it gives us the ability to really think about on a risk adjusted basis, given whatever constraints may be present, what are the highest and best opportunities for us from an acquisitive growth standpoint? From that point I’ll tell you that I think we’re really good at a deal origination. We do all the conventional things but also we extensively tap into our 2500 colleagues around the world, and crowdsource our own internal employee base, which is incredibly strong in terms of deal flow, deal ideas and oftentimes relationship capital that goes with that. I think we’re good at engaging and getting deals to closure and ultimately I think we’re good at integrating. Our deal pipeline right now is rich, it is reflective of the, the view that we’re going to take, that our commitment to shareholders, particularly early on will be five to 10 points of incremental inorganic growth, annually. So this is on top of the five points of organic growth that we’ve guided in the investor materials that Tom noted on the front end. And we’re confident we can do that while we de-lever the business down to 3x EBITDA overall. That will be an important part of our story as we progress down the road, as we enjoy, you know, a re-rating of our valuation multiple, gain the confidence of our new public investor base, you know, undoubtedly see larger opportunities down the road, and I think those will be important again as we try to build a great business.

Dan Dombroski, SPAC Alpha

So, we’ve touched on a broad spectrum of topics in a relatively short amount of time. I want to open up to both of you for any closing comments or anything that you want viewers to just really take away from this conversation.

Tom Logan, CEO of Mirion and Tom Knott, CEO of GSAH, Interviewed by SPAC Alpha on 10/11/2021

Distributed by SPAC Alpha 10/12/2021

Tom Knott, CEO of GSAH

Look, I’ll say and I’m glad—I want Tom to close because he’s the one with the hand on the tiller—but look we are really proud to partner with Mirion here. We think it’s a really differentiated story in a market that needs businesses like this. We think that it’s a discernible discount to the peers we articulate in the investor deck, we’d encourage you to look at a broader set of peers, we think that the conclusions will be the same in our view. And we think that the company is really well positioned to go and be a differentiated story relative to those peers given its size and the ability to really go and prosecute M&A and organic growth as we’ve outlined, so we’re thrilled about it. I think what probably excites us the most is just knowing Tom and the team, they are a really high quality team of folks that we’re proud to be behind, so I think nothing to say more than that we’re excited about this opportunity and proud to be partnering with Tom and team to get Mirion public.

Tom Logan, CEO of Mirion Technologies

You know what I would say is that we were just thrilled to be taking this company public with Goldman Sachs for their second SPAC. You couldn’t ask for more prominent name and I think the things that make us different, that really make us stand out relative to the broader SPAC market, I think Tom has articulated that very clearly, for us this is the Goldilocks solution. And I think in many ways, you know it’s emblematic of where the SPAC market may ultimately evolve to. But for us, you know, it’s all about the journey, and we have a journey of creating shareholder value, even in very difficult times, we certainly hope and expect to continue that journey, and we can’t wait for what lies ahead.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements regarding the estimated future financial performance, financial position and financial impacts of the potential transaction, the satisfaction of closing conditions to the potential transaction and the private placement, the level of redemptions by GSAH’s public stockholders and purchase price adjustments in connection with the potential transaction, the timing of the completion of the potential transaction, the anticipated pro forma enterprise value and Adjusted EBITDA of the combined company following the potential transaction, anticipated ownership percentages of the combined company’s stockholders following the potential transaction, and the business strategy, plans and objectives of management for future operations, including as they relate to the potential transaction. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this press release, words such as “pro forma,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When GSAH or Mirion discusses its strategies or plans, including as they relate to the potential transaction, it is making projections, forecasts and forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, GSAH’s or Mirion’s management. These

Tom Logan, CEO of Mirion and Tom Knott, CEO of GSAH, Interviewed by SPAC Alpha on 10/11/2021

Distributed by SPAC Alpha 10/12/2021

forward-looking statements involve significant risk and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside GSAH’s and Mirion’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) GSAH’s ability to complete the potential transaction or, if GSAH does not complete the potential transaction, any other initial business combination; (2) satisfaction or waiver (if applicable) of the conditions to the potential transaction, including with respect to the approval of the stockholders of GSAH; (3) the ability to maintain the listing of the combined company’s securities on the New York Stock Exchange; (4) the inability to complete the private placement; (5) the risk that the proposed transaction disrupts current plans and operations of GSAH or Mirion as a result of the announcement and consummation of the transaction described herein; (6) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (7) costs related to the proposed transaction; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the potential transaction; (9) the possibility that GSAH and Mirion may be adversely affected by other economic, business, and/or competitive factors; (10) the outcome of any legal proceedings that may be instituted against GSAH, Mirion or any of their respective directors or officers, following the announcement of the potential transaction; (11) the failure to realize anticipated pro forma results or projections and underlying assumptions, including with respect to estimated stockholder redemptions, purchase price and other adjustments; (12) future global, regional or local political, market and social conditions, including due to the COVID-19 pandemic; and (13) other risks and uncertainties indicated from time to time in the definitive proxy statement of GSAH, including those under “Risk Factors” therein, and other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by GSAH.

Forward-looking statements included in this release speak only as of the date of this release. Neither GSAH nor Mirion undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in GSAH’s reports filed with the SEC and available at the SEC’s website at http://www.sec.gov.

Additional Information about the Transaction and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 was filed by GSAH with the SEC and has been declared effective. The Form S-4 includes a proxy statement in connection with the solicitation of proxies for the vote by GSAH’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. GSAH and Mirion urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about GSAH, Mirion and the proposed business combination. GSAH’s stockholders are also be able to obtain copies of such documents, without charge at the SEC’s website at http://www.sec.gov, or by directing a request to: IR-GSPCS@gs.com

Tom Logan, CEO of Mirion and Tom Knott, CEO of GSAH, Interviewed by SPAC Alpha on 10/11/2021

Distributed by SPAC Alpha 10/12/2021

Participants in the Solicitation

GSAH and Mirion, and their respective directors and officers, may be deemed participants in the solicitation of proxies of GSAH stockholders in connection with the proposed business combination. GSAH’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of GSAH in GSAH’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on May 17, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to GSAH’s stockholders in connection with the proposed business combination and other matters to be voted upon at the special meeting is set forth in the proxy statement/prospectus for the proposed business combination. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination is included in the proxy statement/prospectus that GSAH has filed with the SEC.